UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GREAT ATLANTIC & PACIFIC TEA CO. INC.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

390064103
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Roger B. Peikin
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

September 30, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 390064103	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aletheia Research & Management, Inc., IRS No.- 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 14,699,244 shares of Common Stock.
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING	9	SOLE DISPOSITIVE POWER 14,699,244 shares of Common Stock.
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,699,244 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.19%
14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.00 par value per share (the “Common Stock”), of Great Atlantic & Pacific Tea Co. Inc., a Maryland corporation (the “Issuer”).  The Issuer maintains its principal executive office at 2 Paragon Drive, Montvale, New Jersey 07645.

Item 2.	Identity and Background.

(a)           This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Roger Peikin is the Executive Vice President of Aletheia.

(b)           The principal business address of Aletheia is 100 Wilshire Boulevard, Suite 1960, Santa Monica, California 90401

(c)           Aletheia is a federally registered investment adviser and its principal business is securities investment.

(d)           During the past five years, neither Aletheia nor any of its executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither the Aletheia nor any of its executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

(f)           Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 14,699,244 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner.  Such managed accounts and partnerships have collectively paid $136,525,866 from their personal funds or working capital for such shares.

Item 4.	Purpose of Transaction.

Aletheia has acquired its shares of the Issuer’s Common Stock for investment.  Aletheia has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer’s charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted on the New York Stock Exchange; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  Aletheia however reserves the right, at a later date, to effect one or more of such changes or transactions.

Aletheia may continue to purchase additional shares of the Issuer’s Common Stock or sell some or all of its shares of the Issuer’s Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with its best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

Aletheia further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 58,344,210 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 12, 2009) directly or indirectly beneficially owned by the Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares

Aletheia	14,699,244	25.19%

(b)           Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 14,699,244 shares of the Issuer’s Common Stock.

(c)           See Appendix 1 annexed hereto.

(d)           Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Aletheia may be deemed to have beneficial ownership and control of the shares of the Issuer’s Common Stock held by managed accounts and partnerships over which Aletheia has discretionary authority. Aletheia disclaims beneficial ownership of all of such shares. In addition, the filing of this Schedule 13D shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13D for any purposes other than Section 13(a) of the Securities Exchange Act of 1934.

Other than as set forth above, Aletheia has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons with respect to the shares of the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           December 21, 2009

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Roger B. Peikin
Roger B. Peikin,
Executive Vice President

APPENDIX I
TRANSACTIONS IN
GREAT ATLANTIC & PACIFIC TEA CO. INC.
COMMON STOCK  - PAST 60 DAYS

Trade Date	Number of Shares Purchased or Sold	Purchase Price	Share Price
10/15/2009	276,140	2,924,016	10.5889
10/16/2009	185,095	2,012,958	10.8753
10/19/2009	294,875	3,328,611	11.2882
10/20/2009	764,220	7,379,878	9.6567
10/21/2009	863,014	8,183,805	9.4828
10/22/2009	807,393	7,653,356	9.4791
10/23/2009	154,634	1,450,667	9.3813
10/26/2009	236,000	2,261,303	9.5818
10/27/2009	163,712	1,651,272	10.0864
10/28/2009	121,725	1,200,716	9.8642
10/29/2009	160,722	1,634,524	10.1699
10/30/2009	235,420	2,345,490	9.9630
11/2/2009	389,422	3,860,222	9.9127
11/3/2009	498,280	5,514,131	11.0663
11/4/2009	254,215	2,715,555	10.6821
11/5/2009	30,380	348,795	11.4811
11/6/2009	179,767	2,136,812	11.8866
11/9/2009	296,160	3,718,250	12.5549
11/10/2009	16,745	202,981	12.1219
11/11/2009	11,429	137,045	11.9910
11/12/2009	25	327	13.0744
11/13/2009	(2,222)	24,568	11.0566
11/16/2009	(2,274)	25,732	11.3158
11/17/2009	23,766	269,025	11.3197
11/18/2009	(1,890)	20,817	11.0140
11/19/2009	141,835	1,553,028	10.9495
11/20/2009	214,485	2,409,897	11.2357
11/23/2009	88,414	1,009,576	11.4187
11/24/2009	218,599	2,500,817	11.4402
11/25/2009	102,875	1,216,609	11.8261
11/27/2009	12,316	142,612	11.5794
11/30/2009	127,424	1,430,438	11.2258
12/1/2009	15,230	172,475	11.3247
12/2/2009	2,589	29,837	11.5244
12/3/2009	8,597	99,099	11.5271
12/4/2009	36,475	422,428	11.5813
12/7/2009	40,395	460,783	11.4069
12/8/2009	49,915	569,099	11.4014
12/9/2009	(49,550)	550,950	11.1191
12/10/2009	(1,085)	11,669	10.7551
12/11/2009	10,575	118,806	11.2346
12/14/2009	(1,857)	18,286	9.8473
12/15/2009	1,619	17,813	11.0022